

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2022

Richard Hawwa
Chief Financial Officer
Embark Technology, Inc.
424 Townsend Street
San Francisco, California 94107

> **Re: Embark Technology, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 1, 2022**
> **File No. 333-265338**

Dear Mr. Hawwa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Olivia Bobes, Law Clerk, at (202) 551-7361 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rachel Sheridan